Exhibit 99.2

2020/11/30

Blue Hat Entertainment Technology

And

JOYFUL CASTALE INTERNATIONAL LIMITED

And

CHIEF CHOICE GLOBAL LIMITED

Agreement on Transfer of Shares of Fresh Joy Entertainment Ltd and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd

Contents

1. Definition and interpretation	1
2. This transaction	6
3. Transfer consideration	6
4. Draft transaction process and payment arrangement	7
5. Investor Protection	7
6. Delivery Matters	9
7. Delivery Conditions Precedent	11
8. Guarantee	13
9. Transferors' Commitments	14
10. Corporate Governance	17
11. Compensation	19
12. Take Effect	20
13. Termination rights of the transferee and the transferors	20
14. Confidentiality	21
15. Fees	21
16. Liability for breach of contract	22
17. General Terms	22
18. Notice	24
19. Applicable Law and Dispute Resolution	26
Attachment I Details of the Target Company	27
Attachment II Pre-delivery obligations	28
Attachment III Guarantees and Obligations	30
Attachment IV Disclosure Form	41
Attachment V Seal List	43
Attachment VI List of Intellectual Property Rights	44
Attachment VII List of Core Technical Personnel and Key Personnel	50

i

this Agreement was signed by and between the following parties in Xiamen, China on November 30, 2020:

(A)	JOYFUL CASTALE INTERNATIONAL LIMITED (hereinafter referred to as "Transferor 1"), a limited company established under the laws of the British Virgin Islands, which holds 37,500 shares of Fresh Joy Entertainment Ltd, US $1 each, accounting for 75% of the issued shares of the company, with its domicile at Vistra Corporate Services Centre, wickhams Cay II, Road Town，Tortola，VG1110，British Virgin Islands.

(B)	CHIEF CHOICE GLOBAL LIMITED (hereinafter referred to as "Transferor 2"), a limited company established under the laws of the British Virgin Islands, which holds 12,500 shares of Fresh Joy Entertainment Ltd, US $1 each, accounting for 25% of the total issued shares of the company, with its domicile at Vistra Corporate Services Centre, wickhams Cay II, Road Town，Tortola，VG1110，British Virgin Islands.

(C)	Blue Hat Entertainment Technology (hereinafter referred to as the "Transferee"), a limited company established under the laws of the Cayman Islands, was listed on the NASDAQ Stock Exchange of the United States in 2019, with its domicile at the Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(D)	Fresh Joy Entertainment Ltd (hereinafter referred to as the "Cayman company"), a limited company established under the laws of the Cayman Islands, with its domicile at P.O. Box 31119 Grand Pavilion，Hibiscus Way，802 West Bay Road，KY1-1205，Cayman Islands, through its affiliated Hong Kong Xinyou Entertainment Company (hereinafter referred to as "Xinyou Entertainment") and Fujian Xinyou Technology Co., Ltd. (hereinafter referred to as "Xinyou Technology"), signed a series of structured contracts (hereinafter referred to as "VIE agreement") with Fujian Roar Game Technology Co., Ltd. and Lin Shihua, Li Fengying, Zhan Jinlin and Yang Huaqiang.

(E)	Fujian Roar Game Technology Co., Ltd. (hereinafter referred to as "the target company"), is a limited liability company registered and established in China with Lin Shihua as its legal representative, and locates at room 901, building 3, Bianda building, 393 Guangda Road, Taijiang District, Fuzhou City, Fujian Province. As of the date of signing this Agreement, it holds 51% equity of Fuzhou CSFCTECH Co., Ltd (hereinafter referred to as "CSFCTECH") 100% equity of Fuzhou UC71 Co., Ltd. (hereinafter referred to as "UC71").

(F)	Fujian Blue Hat Entertainment Technology Co., Ltd. (hereinafter referred to as "Blue Hat"), located at room 402, 4th floor, industrial design center, Longshan Cultural and Creative Industrial Park, 84 Longshan South Road, Siming District, Xiamen city, is a limited liability company registered and established in China with Chen Xiaodong as its legal representative.

(G)	Lin Shihua owns 75% of the target company directly. ID number: 350102195505060473. Address: No. 501, Building 14, Taoyuan, Wangzhuang Xincun, Jin 'an District, Fuzhou city, Fujian Province

(H)	Li Fengying owns 25% of the target company directly. ID number: 350583198209237127. Address: Room 302, 572 Xianyue Road, Siming District, Xiamen City, Fujian Province

(I)	Zhan Jinlin holds 33.5% equity in the CSFCTECH and participates in the daily operation and management of the target company. ID number: 350104197912213619. Address: 7-502, A district of Sanmu Dushitianyuan, No.153 Hengnan Road, Gushan Town, Jin'an District, Fuzhou city, Fujian province.

(J)	Yang Huaqiang holds 15.5% equity in the CSFCTECH and participates in the daily operation and management of the target company. ID number: 350104194803160016. Address: Unit 601, Building 2, No. 102 Liuhe Road, Gulou District, Fuzhou city, Fujian Province.

In this Agreement, transferor 1 and transferor 2 are collectively referred to as "Transferors", and the above parties are collectively referred to as "parties" and individually referred to as "party".

Whereas:

(A)	On the date of signing this Agreement, the transferors hold one hundred percent (100%) of the shares of the Cayman company.

(B)	Xinyou Technology has signed a series of "VIE agreement" with the target company and Lin Shihua, Li Fengying, Zhan Jinlin and Yang Huaqiang, through which the Cayman company can actually control the target company and realize the consolidated financial statements according to international accounting standards. Lin Shihua and Li Fengying are now applying for the registration of the No. 37 document of the foreign exchange and FDI filing on VIE structure matters, and promising that there is no substantial obstacle to the above registration and filing.

(C)	Based on and subject to the terms and conditions of this Agreement, the transferors intends to sell to the transferee 100% of the shares of Cayman company (hereinafter referred to as the "target shares") held by it and which the transferee intends to purchase.

The parties agree that:

1.	Definition and interpretation

1.1	Where the context of this Agreement permits, the following terms and expressions shall have the following meanings:

"Transferors"	JOYFUL CASTALE INTERNATIONAL LIMITED and CHIEF CHOICE GLOBAL LIMITED;

"Transferee"	Blue Hat Entertainment Technology；

"Cayman company"	Fresh Joy Entertainment Ltd；

"Target company"	Fujian Roar Game Technology Co., Ltd;

"Affiliated companies of the Target company"	Fuzhou CSFCTECH Technology Co., Ltd. and / or Fuzhou UC71 Technology Co., Ltd;

"Actual controllers of the target company"	Lin Shihua, Li Fengying, Zhan Jinlin, Yang Huaqiang.

"VIE agreement"	A series of structured contracts that Cayman company signed with the target company and Lin Shihua, Li Fengying, Zhan Jinlin and Yang Huaqiang through its subsidiary Xinyou Technology;

"Target shares"	All shares (50,000 shares) of the Cayman company held by the transferors upon delivery which will be transferred to the transferee, accounting for 100% of the issued shares of the Cayman company;

"This transaction"	100% of the shares of the Cayman company held by the transferors that the transferors agree to sell and transfer to the transferee, who agrees to purchase and acquire all rights and obligations related to it, as detailed in Article 2;

"Transfer consideration"	See Article 3 for the consideration of the transferred equity;

"Delivery"	Completion of the transfer of the transferred equity as specified in Clause 6.1

"Delivery Notice"	The written notice issued by the transferors after providing the transferee with the documents proving that the delivery conditions precedent have been met, as detailed in Clause 6.1.1;

"Delivery Letter"	The written letter delivered by the transferee to the transferors after the completion of the delivery as the confirmation, as detailed in Clause 6.1.2;

"Delivery Conditions precedent"	The conditions set out in Article 7;

"Guarantee"	The statements, guarantees and undertakings listed or referred to in Article 8 and Attachment III;

"Loss"	As the meaning set forth in Clause 8.8;

"Transferee Indemnitee"	The transferee, its shareholders, directors, employees, agents, managers, consultants and representatives;

"Disclosing Party"	As the meaning set forth in Clause 14.2;

"Disclosure Form"	The disclosure form of relevant guarantee made by the transferors to the transferee on the date of signing this Agreement, which is detailed in Annex IV;

"Working day"	Days on which banks in China are normally open for business (excluding Saturdays, Sundays and statutory holidays);

"Related Party"	(a) In the case of an individual, it refers to his or her spouse, parents, siblings and children and the business directly or indirectly owned or controlled by the individual and / or his / her spouse, parents, siblings and children, and any associated party of the business; and (b) in the case of an entity, it refers to any other entity or person that directly or indirectly controls, is controlled by, or is under common direct or indirect control with that entity or person. As in this definition, "control" a person means: (i) directly or indirectly holding more than 50% of the shares, equity, property shares, voting rights or other similar interests of such person, (ii) directly or indirectly holding less than 50% of the shares, equity, property shares, voting rights or other similar rights and interests of such person, but under any of the following circumstances: (a) having the right to directly or indirectly appoint more than half of the members of the board of directors or similar decision-making bodies of such person; (b) having the ability to ensure that his or her nominators obtain more than half of the seats in the board of directors or similar decision-making bodies; (c) having the voting rights that are sufficient to have a significant impact on the resolutions of the shareholders' meeting, the general meeting of shareholders or the board of directors and other decision-making bodies;

"Transaction Documents"	refer to this Agreement and other documents (in form and content satisfactory to the parties that sign the transaction documents) that need to be signed by all parties to complete the transaction;

"Government departments"	Refer to any country, government, province or state or any other political branch thereof; any entity, organ or department with executive, legislative, judicial, regulatory or administrative functions of the government or relevant to the government, including any government agency, organ, department, commission or institution of China, or any political branch thereof; any court, arbitration tribunal or arbitrator or self-regulatory organization ; and any supervisory body of securities trading, and any of the above mentioned has relevant jurisdiction;

"Intellectual Property"	All inventions, patents, registered designs, design rights, database rights, integrated circuit design rights, copyrights, know-how, trade secrets, other confidential information, trademarks and service ID (whether registered or not), goodwill, trade names, company names and domain names in trademarks and service ID, applications for these above and existing protection rights or forms of protection with similar nature in the world, same or similar effect with the foregoing items, including registered intellectual property rights;

"Material Adverse Change"	Refers to any change, impact or circumstance that has a material adverse effect on the business, financial condition and operating performance of the target company, but the following events shall not be considered as a material adverse change or be taken into consideration in determining whether a material adverse change has occurred (whether considered individually or in combination): (i) changes, effects or circumstances in international financial and debt markets or in general economic or political conditions, including changes in securities markets, interest rates, exchange rates or other financial market conditions; (ii) changes, effects or circumstances in economic and commercial market conditions worldwide or in the industries or markets in which the target company operates; (iii) changes, effects or circumstances of regional economic conditions; (iv) changes, effects or circumstances caused by war, global hostility or terrorism;

"China"	The People's Republic of China, and Hong Kong, Macao and Taiwan are excluded for the purpose of this Agreement;

"Taxes"	All forms of taxation, taxes, duties, deductions, withholding, tax payments, levies, fees and rates imposed, collected, withheld or deducted by any local, municipal, regional, town, government, state or other authority in China or elsewhere, and any interest, additional tax, fine, surcharge or penalty related to it;

1.2	In this Agreement, any references to the clauses and attachments shall refer to clauses and attachments of this Agreement (unless the context otherwise requires). The preamble and attachments to this Agreement shall be deemed to be part of this Agreement.

1.3	The headings are for convenience only and shall not affect the interpretation of this Agreement.

1.4	"Transferors", "Transferee", "Cayman company" and "target company" and "affiliated companies of the target company" include their respective successors, transferees and personal representatives (if applicable).

1.5	All guarantees, declarations, indemnities, undertakings, agreements and obligations made or entered into by more than one person are made or entered into in the form of joint and several liability.

1.6	If the date on which the rights or obligations under this Agreement should be exercised or performed is not a working day, the exercise shall be postponed to the next working day.

2.	This transaction

Based on the terms and subject to the conditions of this Agreement, the transferors agree to sell and transfer to the transferee and the transferee agrees to purchase and acquire one hundred percent (100%) of the shares of the Cayman company (hereinafter referred to as the "target shares") held by the transferors and all rights and obligations related to them.

Upon the completion of this transaction, (a) the transferee will hold 100% of the shares of the target company; (b) the transferee shall have the right to exercise all the rights and interests attached to the transferred equity. Among them, 37,500 shares of Cayman company were purchased from transferor 1, accounting for 75% of the total issued shares of the Cayman company, and 12,500 shares of Cayman company were purchased from transferor 2, accounting for 25% of the total issued shares of the Cayman company.

3.	Transfer consideration

Each party has confirmed that the transfer consideration of the target shares is US $7.7736 million (hereafter the "transfer consideration");

The transferee shall pay cash consideration or share consideration to the transferors to acquire the target shares in accordance with the laws of the Chinese mainland, the laws of the Cayman Islands and the laws of the United States. The proportion of cash consideration in the transfer consideration shall be 50.00% (the transferors can increase this proportion according to the actual situation). The share consideration is calculated based on the average price of the 20 trading days before the issuance of shares, but shall not be lower than the IPO price of $4 per share of the transferee (NASDAQ symbol: BHAT). If the average price of the 20 trading days is higher than $4, the actual average price shall be adopted. Such shares shall bear the legend of standard restrictions on transfer under the Securities Act of 1933 of the United States. In addition, the shares will be subject to the lock-up described in Article 5.

4.	Draft transaction process and payment arrangement

The parties agreed that the transferee shall pay to the transferors in the following methods:

4.1	After the signing of this Agreement, and after such acquisition meets all internal and external review and approval conditions while the delivery conditions precedent mentioned in Article 6 of this Agreement are met (or exempted in writing by the transferee), the transferee shall pay 20% of the transfer consideration in shares to the transferors within 30 days in accordance with this Agreement. If, at the time of performing this Agreement, the internal and external reviews and approval conditions are not met, and all the target shares have been delivered to the public company, the transferee shall return the transferred shares back to their original status within 30 days from the date of knowing the results;

4.2	If the audit report of the target company in 2020 is issued with an unqualified opinion by the auditor, and the target company meets the performance commitment in Article 5.2 of this Agreement, the transferee shall pay 30% of the transfer consideration to the transferors within 30 days after the issuance of the audit report in 2020, in the form of cash;

4.3	If the audit report of the target company in 2021 is issued with an unqualified opinion by the auditor, and the target company meets the performance commitment in Article 5.2 of this Agreement, the transferee shall pay 30% of the transfer consideration to the transferors within 30 days after the issuance of the audit report in 2021, in the form of one third cash consideration and two thirds share consideration;

4.4	If the audit report of the target company in 2022 is issued with an unqualified opinion by the auditor, and the target company meets the performance commitment in Article 5.2 of this Agreement, the transferee shall pay 20% of the transfer consideration to the transferors within 30 days after the issuance of the audit report in 2022, in the form of half cash consideration and half share consideration;

4.5	The "audit report" or "audited" mentioned in Article 5 of this Agreement shall be prepared in accordance with International Accounting Standards.

5.	Investor Protection

5.1	All parties confirmed that 2020, 2021 and 2022 after the signing of this Agreement are the "VAM period" mentioned in this Agreement.

5.2	The actual control person of the target company promises that the total net profit after deducting non-recurring profit and loss of the year "2020", "2021" and "2022" of CSFCTECH Technology and UC71 after audit shall not be less than the following indicators: (1) not less than RMB 15 million in 2020; (2) not less than RMB 25 million in 2021; (3) not less than RMB 40 million in 2022.

5.3	All share consideration acquired by transferor 1 and transferor 2 under Article 4 of this Agreement shall be locked and unlocked in accordance with the following conditions and time:

(1) If the audited financial indicators of CSFCTECH Technology and UC71 in 2020 conform to Article 5.2 of this Agreement, the first part of the share consideration that transferor 1 and transferor 2 obtained shall be unlocked on the date of disclosure of the annual report of the transferee in 2020, and the exercise shall be completed in three years (40% in 2021, 30% in 2022 and 30% in 2023);

(2) If the audited financial indicators of CSFCTECH Technology and UC71 in 2021 conform to Article 5.2 of this Agreement, the second part of the share consideration that transferor 1 and transferor 2 obtained shall be unlocked on the date of disclosure of the annual report of the transferee in 2021, and the exercise shall be completed in three years (40% in 2022, 30% in 2023 and 30% in 2024);

(3) If the audited financial indicators of CSFCTECH Technology and UC71 in 2022 conform to Article 5.2 of this Agreement, the third part of the share consideration that transferor 1 and transferor 2 obtained shall be unlocked on the date of disclosure of the annual report of the transferee in 2022, and the exercise shall be completed in two years (40% in 2023, 60% in 2024);

5.4	Performance Compensation Clause

(1) If the audited financial indicators of CSFCTECH Technology and UC71 in any year of 2020, 2021 and 2022 fail to meet the provisions of Article 5.2 of this Agreement, the transferee has the right to delay or refuse to pay the remaining transfer consideration, and extend the lock-in period mentioned in Article 5.3 of this Agreement for one year.

(2) If the audited financial indicators of CSFCTECH Technology and UC71 in any year of 2020, 2021 and 2022 fail to meet 51% of the total amount of the three years agreed in Article 5.2 of this Agreement, the transferee has the right to obtain performance compensation. The form of compensation is share compensation, that is, the transferors agree that the transferee will buy back the shares of the transferee acquired by transferor 1 and transferor 2 according to Article 4 of this Agreement at a price of 0.001 USD / share.

The amount of compensation is calculated as follows: [( promised amount of net profit of performance * 0.51 - amount of actual profit) / promised amount of net profit of performance * 0.51] * 2 * the number of shares paid by the transferee. If the number of all shares held by the transferors is lower than the compensation shares calculated by the above formula, the difference shall be made up by the transferors and the actual controller of the target company in cash. The unit price of the difference shares shall be calculated based on the weighted average price of the share consideration paid by the transferors due to this Agreement.

5.5	The "audit report" or "audited" mentioned in Article 5 of this Agreement shall be prepared in accordance with American Accounting Standards.

6.	Delivery Matters

6.1	Delivery

6.1.1	Within 6 months from the date of signing this Agreement, the transferors shall make all reasonable efforts to fulfill the conditions precedent for delivery set forth in Article 7 below as soon as possible. After all the delivery conditions precedent mentioned in Article 7 have been met (or abandoned by the transferee in writing), the transferors shall provide the transferee with the documentary evidence of the fulfillment of these conditions precedent and give written notice to the transferee (hereinafter referred to as the "Delivery Notice").

6.1.2	The transferors and the transferee shall handle the delivery procedures of documents and materials specified in Article 7.2 below on the delivery date. Upon confirmation of completion of the delivery, the transferee shall deliver a written letter to the transferors as proof of the completion (hereinafter referred to as the "Delivery Letter").

6.2	Delivery Documents of Transferors

6.2.1	The transferors shall deliver the original copies of the following documents to the transferee:

(A)	Resolutions of the shareholders' meeting and the board of directors of the transferors on approving the transfer of the transferred equity issued by the transferors;

(B)	A written resignation letter from the current directors of the Cayman company, Xinyou entertainment and the current board members, legal representatives, supervisors and general manager of Xinyou Technology, the target company, CSFCTECH Technology and UC71 appointed by the transferors before the delivery date;

(C)	The written appointment letters of the new directors of the company and Xinyou Entertainment, the written appointment letters of the new board members, legal representatives, supervisors and general manager of Xinyou Technology, as well as the resolutions (or shareholders' decisions) of the corresponding shareholders' meeting and the resolutions of the board of directors according to the instructions of the transferee;

(D)	And the written appointment letters for the new board members, legal representatives, supervisors and general manager of the target company, CSFCTECH Technology and UC71, as well as the resolutions of the corresponding shareholders' meeting (or shareholders' decisions) and the resolutions of the board of directors of the target company according to the provisions of 10.2 and 10.4 of this Agreement;

(E)	Proof of the completion of the delivery conditions precedent set forth in Clause 7.1.

6.2.2	The transferors shall urge the Cayman company, Xinyou Entertainment, Xinyou Technology, the target company and the affiliated company of the target company to hand over the originals of the following documents and materials to the transferee:

(A)	All materials of Cayman company, Xinyou Entertainment and Xinyou Technology, including but not limited to all licenses, approvals and permits, contracts, seals and bank seals, documents, articles of association, resolutions, minutes of meetings, permits, authorizations, approvals, original financial and tax documents (including financial books, invoices, receipts, bank statements, tax certificate, tax declaration form, etc.) since the date of establishment, bank account and password, bank seal cards, bank cards, record books, insurance policies, assets, as well as the detailed list of documents and materials transferred above;

(B)	All materials of the target company and its affiliated companies including but not limited to all licenses, approvals and permits, seals and bank seals, (including but not limited to the official seal, financial seal, special seal for contract, etc. see attachment V for the details), articles of association, resolution, minutes of meeting, permission, authorization, approval, bank account and password since the date of establishment, bank seal cards, bank cards, record books, insurance policies, assets, and detailed list of documents and materials transferred above;

(C)	The renewed register of shareholders issued by the Cayman company to show the proportion of equity held by the transferee after he or she becomes a shareholder of the target company according to this transaction;

(D)	Documents proving that the new board members, legal representatives, supervisors and general manager of Xinyou Technology, target company, CSFCTECH Technology and UC71 appointed by the transferee have been formally filed in the corresponding administrative departments of industry and commerce.

7.	Delivery Conditions Precedent

7.1	The obligation of the transferors to transfer and the transferee to acquire the target shares shall be subject to the following conditions:

7.1.1	The transfer of the target shares under this Agreement has been approved by a resolution of shareholders or a resolution of the board of directors of the Cayman company in accordance with its articles of association;

7.1.2	The Cayman company, the target company and the transferors shall have offered full support and assistance to the transferee in accordance with the reasonable requirements of the transferee in the due diligence of the target company and its affiliated companies, including but not limited to providing all industrial and commercial files, accounts, records, contracts, technical data, personnel information, management and other documents of the target company to the attorneys, accountants and other representatives appointed by the transferee. The above due diligence shall include but not limited to the due diligence on the operation, legal, financial, technical and personnel aspects of the target company and its affiliated companies.

7.1.3	The VIE agreement signed by Xinyou Technology with the target company and shareholders is legal and valid, and the corresponding registration procedures have been completed.

7.1.4	Except as already disclosed, the target company and its affiliated companies have paid all the taxes due or owed by them;

7.1.5	The target shares are free from any kind of lien, pledge or encumbrance;

7.1.6	The shareholders of the target company and its affiliated companies have provided written certificates about waiving the right to claim repayment of any amount from the target company or the affiliated companies, and such proof is reasonable and acceptable to the transferee;

7.1.7	The target company meets the conditions that detailed in Attachment I;

7.1.8	The transferors guarantee under this Agreement remains true and accurate upon delivery as if made by the transferors at the time of delivery, unless such guarantee specifically relates to and is limited to an earlier date, in which case such guarantee is true and correct on this earlier date;

7.1.9	The intellectual property rights (including but not limited to trademarks, patents, software copyrights, game version numbers, works registration, etc.) held or authorized by the target company and its affiliated companies are in a right state satisfactory to the transferee, and the games (especially chess and card games) currently operated by the target company, CSFCTECH Technology and UC71 will not be subject to administrative punishment or possible administrative punishment due to failing to obtain the corresponding version number, and will not be prohibited or suffered or may suffer from other administrative penalties due to suspected violation of laws and regulations, and the law firm employed or designated by the transferee can issue an unqualified statement on this;

7.1.10	There are no other undisclosed major legal proceedings or administrative penalties in the Cayman company, Xinyou Entertainment, Xinyou Technology, the target company and its affiliated companies;

7.1.11	The transferors have not breached any of the pre-delivery obligations listed in attachment II;

7.1.12	No material adverse change has occurred;

7.2	The transferee may, by written notice to the transferors on or before the delivery date, relinquish any condition precedent in whole or in part. The transferee shall have the right to stipulate in the above written notice that any conditions precedent abandoned shall be converted into the post-delivery commitment of transferors under this Agreement, and the transferors shall perform the post-delivery commitment according to the specific requirements of the written notice of the transferee.

7.3	The transferors shall make all reasonable efforts to ensure that the conditions precedent are fulfilled as soon as possible after the signing date of this Agreement to the satisfaction of the transferee. Such reasonable efforts shall include taking all reasonably necessary or appropriate measures (including filing applications and notices) as soon as possible, including the consents, approvals or actions required to achieve the relevant conditions precedent.

7.4	If, within 6 months after the signing of this Agreement or on such other date as otherwise agreed by the transferor and the transferee, the above conditions precedent are not completely met (or abandoned in accordance with the provisions of article 7.2), the transferee shall have the right to terminate this Agreement without any liability, and except for Article 1 (definitions and interpretation), 11 (compensation), 14 (confidentiality), 15 (fees), 16 (liability for breach of contract), 17 (general terms), 18 (notice) and 19 (applicable law and dispute resolution) and claims arising from prior breach of this Agreement shall remain in force while this Agreement shall immediately and automatically terminate, and the rights and obligations of each party (except as provided above) shall cease to be valid immediately after termination.

8.	Guarantee

8.1	The transferors guarantee to the transferee that each of the representations set forth in attachment III is now true and accurate and will always remain so when restated at the delivery and at all times from the date of signing this Agreement to the delivery.

8.2	The transferors acknowledges that the transferee has entered into this Agreement in reliance on the guarantee.

8.3	The transferee shall have the right to accuse any guarantee after the delivery that is untrue or misleading or breached, even if it has discovered or may find such guarantee untrue or misleading or breached on or before the delivery, and the delivery shall not in any way constitute a waiver of any rights of the transferee.

8.4	The transferors promise to notify the transferee immediately in writing if noticing any matter or circumstance of breach or non-compliance with any guarantee or other statement prior to the delivery.

8.5	The transferors hereby agree to relinquish the rights it may have as a result of any misrepresentation, inaccuracy or omission in the information or advice provided or given by the senior officers, employees or consultants of the Cayman company, the target company, the target company's affiliated companies in connection with the guarantee.

8.6	The transferee or its employees or agents may at any time (through its investigation or otherwise) inform (actual knows, be implied or knows after presumption) of any information (other than the information contained in this Agreement) relating to the target company and the its affiliated companies, and the claims of the transferee shall not be hindered, nor shall the amount of the claim be reduced; and the relevant information causing the claim that the transferee knows, should know or knows by presumption should not be a defense against the claim against the transferor.

8.7	At the time of making the guarantee, if it is untrue and accurate, the transferors shall:

8.7.1	Pay an amount of fee to the Cayman company or the target company that equals to the amount required for Cayman company or the target company to restore its original position if that guarantee is true and accurate; and

8.7.2	Compensate the transferee for any other direct losses suffered from the breach of the above guarantee.

8.8	The transferors promise to compensate the transferee and the target company for all claims, liabilities, losses, costs and expenses (hereinafter referred to as "losses") that may be suffered by or against the transferee and the target company due to the following reasons:

8.8.1	Settle any claim that related to any untrue, misleading or breached part of the guarantee;

8.8.2	Any legal proceedings brought by the transferee related to any guarantee that is untrue or misleading or breached, and the judgment is in the favor of the transferee; and

8.8.3	Enforce any such settlement or judgment relating to this Agreement or its subject matter.

8.9	Prior to and after the delivery, the transferors shall provide to the transferee and its authorized representatives all information and documents related to the Cayman company, the target company, the company's affiliated companies and the transferor as the transferee may reasonably require in writing, so as to make it accurately and properly comply with the guarantee.

8.10	If the facts and situation causing the breach of the contract have been accurately, completely and fairly disclosed in the disclosure form and the written documents provided by the transferors to the transferee before the date of signing this Agreement, the transferors shall not be liable for any claim arising from the breach of guarantee. For the avoidance of ambiguity, the transferors' liabilities above shall not be limited in respect of the consequences of additional facts and circumstances disclosed after the signing of this Agreement.

8.11	The transferors shall not make any claim against the Cayman company, the target company, the target company's affiliated companies, the directors and employees of the target company or the target company's affiliated companies related to the sale of the transferred equity to the transferee if such claim is based on the transferors' reliance on the above directors or employees to achieve the terms of this Agreement or any statement in the approved disclosure form, except for claims arising from fraud or dishonesty of directors or employees of the Cayman company, the target company and the target company's affiliated companies.

9.	Transferors' Commitments

9.1	Pre-delivery Commitment

9.1.1	The transferors promise that, during the period from the signing date of this Agreement to the delivery date, unless otherwise provided in this Agreement, the target company and its affiliated companies shall continue to exist in the same way as before and in conformity with the provisions of Chinese laws. Without prejudice to the foregoing principles, the transferors shall:

(A)	Ensure that the target company and the its affiliated companies are only engaged in the business and activities necessary for their existence, and shall not pay or agree to pay any amount or to establish or agree to establish any mortgage, lien, pledge or burden of any nature except (i) the regular payment necessary for maintaining the existence of the target company and its affiliated companies, (ii) otherwise provided in this Agreement, and (iii) with the written consent of the transferee;

(B)	Ensure to take all reasonable measures to preserve and protect the assets of the target company and its affiliated companies and maintain the business reputation of the target company;

(C)	To ensure that on the premises during normal working hours and without serious interference with the business operations of the target company and its affiliated companies (i) the transferee and / or any person authorized by the transferee has the right of access to enter the workplace and permission to contact and copy all financial and tax books, records, accounts and payroll of the target company, and (ii) the directors and employees of the subject company and its affiliated company shall provide all such information and explanations as the above persons may direct upon request; and

(D)	Except with the prior written consent of the transferee or the relevant provisions of this Agreement, the matters listed in attachment II shall not be violated.

9.2	Post-delivery commitment

9.2.1	Within 60 days from the above delivery date, Lin Shihua and Li Fengying shall unconditionally transfer all the equity of the target company held by them to Blue Hat for 0 consideration. If the adjustment of VIE agreement is involved, all parties shall cooperate, and the corresponding expenses and costs shall be borne by the target company.

9.2.2	The transferors and the actual controller of the target company promise that, after the end of the VAM period agreed in this Agreement, if the target company, CSFCTECH Technology or UC71 fails to complete the payment collection during the audit period (to be determined by each party according to the audit report) from the target company, CSFCTECH Technology or UC71 determined by the audit agency due to the transferors, Zhan Jinlin and Yang Huaqiang in the process of operation and management, or if the above collection of receivable are delayed for more than 12 months and the proportion of uncollected accounts is more than 30% of the total (except for the bad debts that have been withdrawn), the transferee has the right to require the actual controller of the target company and the company manager appointed by the transferors to pay the target company with cash equivalent to the amount of the collection of receivable for compensation.

9.2.3	The transferors and the actual controller of the target company promise that the settlement result (including completion of debt repayment or exemption from creditors) satisfactory to the transferee of the case of financial loan contract dispute between the Fuzhou Jin'an branch of China Merchants Bank Co., Ltd., and Fuzhou CSFCTECH Technology Co., Ltd., and Yang Bin, etc. (Case No. (2015) Rong-Min-Chu-Zi No. 886, hereinafter referred to as "CMB loan dispute case") shall be obtained within 12 months from the date when the transferee pays the first transfer consideration to transferor 1 or transferor 2, and CSFCTECH Technology will not continue to be sealed up or freeze the corresponding assets due to the case, nor will it be listed as defaulting on the court orders.

If the CMB loan dispute case fails to be settled to the satisfaction of the transferee within the aforesaid commitment period, the transferee shall have the right to delay the payment of the unpaid transfer consideration mentioned in Article 4 of this Agreement and / or to extend the unlocked time of the shares mentioned in article 5.3 of this Agreement until the settlement of the case makes the transferee satisfied.

9.2.4	Without influencing the rights of the transferee under any other provisions of this Agreement, if any assets owned, held or controlled by the transferors or their affiliated parties belonging to the target company or the its affiliated companies have not been transferred to the target company or the affiliated companies for any reason (intentionally or negligently) on the delivery date, such assets shall be transferred to the target company or the affiliated companies immediately after the delivery date, the transferee is not required to pay any consideration for this.

9.2.5	The transferors hereby waive, release and permanently exempt them from any and all appeals, causes of action, actions, creditor's rights, commitments, contracts, disputes, agreements, promises, claim for damages, judgment, enforcement, claims and demands of any kind and nature arising out of or related to any facts or circumstances existing prior to the delivery against the Cayman company, the target company or its affiliated companies, whether filed or not, inevitable or contingent, known or unknown.

9.2.6	The transferors hereby waive, release and permanently exempt them from any and all appeals, causes of action, actions, creditor's rights, commitments, contracts, disputes, agreements, promises, claim for damages, judgment, enforcement, claims and demands, whether filed or not, inevitable or contingent, known or unknown, which resulting from (i) the transaction documents and the transaction; or (ii) any act, omission or factual state against the target company that occurred or existed before the delivery date of any kind and nature which it has, is or may in the future have against Cayman company, the target company or its affiliated companies.

10.	Corporate Governance

10.1	Functions and powers of the shareholders or the shareholders' meeting of the target company and its affiliated companies:

After completing the acquisition, all parties should confirm that the functions and powers of the target company, the shareholders' meeting of CSFCTECH Technology and the shareholders of UC71 are as follows, and the articles of association of these companies are revised accordingly:

(1) To determine the company's business policy and investment plan;

(2) To elect and replace the directors and supervisors who are not the workers' representatives, and to decide on the payment of the directors and supervisors;

(3) To review and approve the reports of the board of directors;

(4) To review and approve the reports of supervisors;

(5) To review and approve the annual financial budget plan and final account plan of the company;

(6) To review and approve the company's profit distribution plans and plans to cover the deficit;

(7) To make resolutions on the increase or decrease of the company's registered capital;

(8) To make resolutions on the issuance of corporate bonds;

(9) To make resolutions on the merger, division, dissolution, liquidation or change of company form according to the resolution of the board of directors;

(10) To amend the articles of association according to the resolution of the board of directors.

10.2	Composition of the board of directors and supervisors of the target company and its affiliated companies

After the acquisition, the number of directors of the target company, CSFCTECH Technology and UC71 was adjusted to 5, including 3 directors appointed by the transferee and 2 directors appointed by the transferors. "Major events" of the target company, CSFCTECH Technology and UC71 (see Clause10.6 of this Agreement for details) shall be unanimously agreed by the board of directors, and other matters shall be agreed by more than half of the board of directors.

After the acquisition, the target company, CSFCTECH Technology and UC71 will each have one supervisor appointed by the transferee.

10.3	Functions and powers of the board of directors of the target company and its affiliated companies

After the acquisition, all parties should confirm that the functions and powers of the target company, CSFCTECH Technology and UC71 are as follows, and the articles of association are revised accordingly:

(1) To be responsible for convening the shareholders' meeting and reporting works to the shareholders' meeting;

(2) To implement the resolutions of the shareholders' meeting;

(3) To review and approve the business plan and investment plan of the company;

(4) To formulate the annual financial budget plan and final account plan of the company;

(5) To formulate the company's profit distribution plans and plans to cover the deficit;

(6) To formulate plans for the company to increase or reduce its registered capital and to issue corporate bonds;

(7) To decide on plans for merger, division, change of company form and dissolution of the company;

(8) To determine the establishment of internal management organization of the company;

(9) To decide on the appointment or dismissal of the company's managers and their payments, and to appoint or dismiss the company's deputy managers and the person in charge of finance and their payments according to the nomination of the manager;

(10) To determine the scale and system of the board of directors;

(11) To formulate the basic management system of the company;

(12) To decide to amend the articles of association of the company;

(13) Sell all or part of the material assets, intellectual property or goodwill, or purchase all or part of the material assets of other entities, or acquire other entities;

(14) To adopt or modify equity incentive plans or other similar plans for the benefit of employees, directors or consultants, and change the terms and conditions of the plans;

(15) To be responsible for external financing, related loan and external guarantee;

(16) To be responsible for other matters that meet the VIE framework requirements and perform this Agreement and related agreements, or other major events that have a material impact on the rights or interests of the transferee.

10.4	Agreement on the legal representatives of the target company and its affiliated companies

After the acquisition, the legal representatives of the target company, CSFCTECH Technology and UC71 will be the company manager.

10.5	As for the agreement on "major events", the "major events" mainly include the following contents:

(1) Changes in the main business scope, registered capital and share capital structure, and the merger, division and dissolution, liquidation, as well as the changes of the articles of association of the target company, CSFCTECH Technology and UC71;

(2) Sell all or part of the material assets, intellectual property or goodwill of the target company, CSFCTECH Technology and UC71, or purchase all or part of the material assets of other entities, or acquire other entities;

(3) To adopt or modify equity incentive plans or other similar plans for the benefit of employees, directors or consultants, and change the terms and conditions of the plans;

(4) Other major matters that have substantial impact on the rights or interests of Party A or the listed company as stipulated in the articles of association of the target company, CSFCTECH Technology and UC71.

10.6	The transferors are still responsible for the daily operation and management of the target company. The managers of the target company, CSFCTECH Technology and UC71 are all appointed by the transferors. The transferee has the right to appoint one or more CFOs or cashiers to the target company, CSFCTECH Technology and UC71.

The manager appointed by the transferors shall perform his or her duties with loyalty and diligence, and shall not damage the interests of the company in daily operation.

If the company manager appointed by the transferors damages the interests of the company or causes a substantial impact on the rights and interests of the transferee, the transferee and the directors appointed by the transferee may require the transferors to appoint another person or someone appointed by the transferee as the manager of the company.

Meanwhile, before the acquisition and during the VAM period, if the transferors and the actual controller of the target company conduct non-conforming business behaviors in the operation, which causes irreparable losses to the target company and / or the transferee, or prevents the target company to operate normally, the transferee shall be liable for compensation to the target company or the transferee.

11.	Compensation

11.1	The transferee shall compensate and protect the transferors from suffering all losses, damages, claims, liabilities, costs and expenses, interest, third-party claims (collectively referred to as "losses") caused by adjudications, judgments or fines that related to the breach of the transferee due to any representation, guarantee, promise, consent or obligation it made in this Agreement or any other transaction document.

11.2	If the transferee violates the provisions of Article 3 and Article 4 of this Agreement, it shall pay the overdue fine to the transferors on the basis of one thousandth of the unpaid amount payable.

11.3	The transferors shall compensate and protect the transferee from suffering all losses, damages, claims, liabilities, costs and expenses, interest, third-party claims (collectively referred to as "losses") caused by adjudications, judgments or fines (including attorney and consultant fees incurred prior to the delivery) that related to the breach of the transferors due to any representation, guarantee, promise, consent or obligation it made in this Agreement or any other transaction document.

11.4	In addition to the compensation provided in Clause 11.3 and without influencing the right of the transferee to obtain compensation under Clause 11.3, the transferors shall also fully compensate and hold harmless the transferee for any loss incurred by the target company and / or the transferee under the following circumstances:

11.4.1	Any taxes, tax liabilities or government charges incurred or likely to be incurred in whole or in part that related to or as a result of any act, omission or event (including but nor limited to the execution or performance of this Agreement) occurring on or before the delivery date;

11.4.2	The target company suffers from any administrative punishment or any loss due to its failure to obtain the license required for the business operation within the business scope;

11.4.3	Any damage or compensation liability of the target company or the transferee after the signing date of this Agreement due to the existing matters of the transferors and the target company before the delivery date;

11.4.4	Any loss caused to the target company and / or the transferee due to the transferor's failure to fulfill the relevant obligations promised after the delivery.

12.	Take Effect

this Agreement shall come into force on the date when the legal representative or authorized representative of each party (legal person) signs and seals on it or on the date of being signed by each party (natural person).

13.	Termination rights of the transferee and the transferors

13.1	Termination rights of the transferee

13.1.1	The transferee is aware of that any guarantee is untrue or misleading or has been breached on or since the date of signing this Agreement;

13.1.2	The transferor is in breach of any of the terms of this Agreement (including but not limited to any breach of any pre-delivery obligations set out in attachment II); or

13.1.3	The occurrence of any event that will or may result in a material adverse change;

Then the transferee shall have the right to terminate this Agreement without liability to the transferors. Upon termination by the transferee in accordance with this clause, this Agreement shall cease to have any force and effect, except for article 1 (definitions and interpretation), 11 (compensation), 14 (confidentiality), 15 (Fees), 16 (liability for breach of contract), 17 (general terms), 18 (notice) and 19 (applicable law and dispute resolution) and claims arising from prior breach of this Agreement.

13.2	Termination rights of the transferors

13.2.1	The transferors aware that any guarantee is untrue or misleading or has been breached on or since the date of signing this Agreement;

13.2.2	The transferee's breach of any of the terms of this Agreement; or

13.2.3	The occurrence of any event that will or may result in a material adverse change;

Then the transferors shall have the right to terminate this Agreement without liability to the transferee. Upon termination by the transferors in accordance with this clause, this Agreement shall cease to have any force and effect, except for article 1 (definitions and interpretation), 11 (compensation), 14 (confidentiality), 15 (Fees), 16 (liability for breach of contract), 17 (general terms), 18 (notice) and 19 (applicable law and dispute resolution) and claims arising from prior breach of this Agreement.

14.	Confidentiality

14.1	Except the situations set forth in section 14.2, from the date of signing this Agreement and for a period of three (3) years after the termination of this Agreement, each party shall not disclose (or permit its officers, employees, agents, consultants or contractors to disclose to any person) the existence of or in this Agreement (except as permitted by this Agreement and disclosed to senior executives, employees or other personnel for the proper performance of their duties) without the written consent of the other party (which shall not be unreasonably refused).

14.2	Section 14.1 shall not apply to the disclosure of any information by a party (the "disclosing party") for the following conditions:

14.2.1	The information enters the public domain without breach of confidentiality commitment now or hereafter;

14.2.2	Laws, government departments, stock exchanges or other regulatory bodies with jurisdiction over the disclosing party require the disclosure of information to the person authorized by law to obtain the information;

14.2.3	In the proceedings to which the disclosing party is a party, and disclosing the relevant information to the court, arbitrator or administrative tribunal as required; or

14.2.4	The information disclosing party discloses information to a professional consultant who has the obligation of confidentiality to the information disclosed.

15.	Fees

15.1	Each party shall bear the fees and incidental expenses arising from this Agreement and the transfer as agreed.

15.2	The expenses arising from the transfer of the target shares shall be borne by the Cayman company.

15.3	The transferors confirm and promise to the transferee that any expenses incurred by the transferors related to the transfer of the target shares have not been paid by the Cayman company or the target company and will not be borne by them either.

15.4	For the avoidance of ambiguity, any stamp duty (if any) payable by the transferors and the transferee in connection with the current share transfer shall be paid by the transferors and the transferee and shall not be borne by the Cayman company or the target company.

16.	LIABILITY FOR BREACH OF CONTRACT

16.1	On the premise of not violating the provisions of article 9, the party in breach of this Agreement shall be liable to the other party in accordance with the provisions of Chinese laws and compensate for the liquidated damages, which shall be calculated at 20% of the total amount of the transfer consideration.

17.	General Terms

17.1	this Agreement (and any documents referred to in this Agreement or signed simultaneously by all parties in connection with this Agreement) constitutes the entire agreement of the parties with respect to the matters set forth in this Agreement and supersedes any previous agreements or arrangements between the parties in respect of the matter; the parties hereby declare that, unless altered in writing and signed by the authorized representatives of each party, any change to this Agreement shall be deemed to be invalid.

17.2	All parties agree that the handling of the creditor's rights and debts determined by the audit institution after the audit of the target company, CSFCTECH Technology and UC71 shall be separately determined by each party.

Before completing the acquisition of Xinyou technology, the target company, CSFCTECH Technology and UC71, the debts not fully disclosed by Xinyou technology, the target company, CSFCTECH Technology and UC71 to the transferee or the audit institution designated by the transferee shall be borne by the transferors and the actual controller of the target company. The transferee has the right to require the transferors or the actual controller of the target company to pay the same amount to the target company for repayment, and the transferee also has the right to delay the payment of the corresponding transfer consideration until the transferors or the actual controller of the target company has fully fulfilled the above obligations.

17.3	Before the acquisition and during the period of VAM, if the transferor or the actual controller of the target company has any non-conforming business behaviour in the business process, which causes irreparable loss to the Cayman company, the target company and the transferee, or stops them from continuing the normal operation of the company, the transferors or the actual controller of the target company shall be liable for compensation for the Cayman company, the target company, CSFCTECH Technology, UC71 and the transferee.

17.4	The actual control person of the target company shall be jointly and severally liable for the obligations, compensation or breach of contract of the Cayman company and the target company under this Agreement.

17.5	After the completion of the acquisition, if the transferee becomes a private company due to the reasons of the transferee or the actual control person / controlling shareholder of the transferee, this Agreement and the subsequent formal merger and acquisition agreement shall continue to be performed in principle, but the transferee shall buy back all the issued shares of the transferee held by the transferor 1 and transferor 2 in cash at the price of $4 / share. When the transferee is delisted, if the transferee fails to fully fulfill the payment obligation, the form of subsequent payment consideration (cash payment or share payment) shall be determined by both parties through other negotiation, and the transferor has the right of making a choice.

17.6	All provisions of this Agreement shall remain in full force and effect even after the delivery (unless the obligations set forth in the relevant provisions have been fully performed upon the delivery ).

17.7	Neither party shall assign, transfer or otherwise dispose of all or part of its rights or obligations under this Agreement without the prior written consent of the other party. Notwithstanding the foregoing provisions, the transferee may assign all or part of its rights and obligations under this Agreement to any of its related parties without the prior written consent of the other parties if giving prior notice to the other parties, and such affiliated parties shall be bound by all obligations of the transferee under this Agreement as if them were the original signatories of this Agreement. This Agreement shall be binding upon the parties and their permitted successors and transferees, and for the benefit of the parties and their permitted successors and transferees.

17.8	If there is no claim against the transferors for their liability under this Agreement due to the lack of relativity between the Cayman company and the target company, the transferee has the right to claim directly against the transferors.

17.9	If any provision of this Agreement or any part of any provision is invalid or unenforceable, or is found to be invalid or unenforceable by any competent authority or court, such invalidity or unenforceability shall not affect the validity of the other provisions of this Agreement or other parts of such provision, which shall remain in full force and effect.

17.10	Any right of revocation granted to the transferee under this Agreement is in addition to and does not affect all other rights and remedies that are exercisable by it (without prejudice to the general applicability of the foregoing, it shall not invalidate the right of the transferee to any compensation for breach of this Agreement), and the exercise or failure to exercise such revocation right shall not constitute a waiver by the transferee of any such other rights or remedies.

17.11	Failure to exercise or delay in exercising any right or remedy under any provision of this Agreement shall not constitute a waiver of such right or remedy.

17.12	this Agreement is written and signed with ten (10) originals in Chinese, each party holds one (1) original, and the rest shall be submitted to relevant organizations.

18.	Notice

18.1	Notice (including any approval, consent or other communication) relating to this Agreement and the documents referred to therein:

18.1.1	Shall be left on or delivered by express to the recipient's address, or sent by prepaid letter (or by air mail if the address which the letter is sent from or sent to is outside the domain of People's Republic of China), or sent by fax to the recipient, that is, in each case specified in this article, to the recipient concerned with the party to whom the notice is addressed (and indicate the required recipient), or to such other address or fax number and / or to such other recipients as may be specified by the relevant party from time to time in a notice given under this article.

The information of each party on the date of signing this Agreement are as follows:

To transferor 1:

Address: Vistra Corporate Services Centre, wickhams Cay II, Road Town，Tortola，VG1110，British Virgin Islands

Fax: 0571-86772705

Recipient: Lin Shihua

To transferor 2:

Address: Vistra Corporate Services Centre, wickhams Cay II, Road Town，Tortola，VG1110，British Virgin Islands

Fax: 0571-86772705

Recipient: Li Fengying

To the transferee:

Address: Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands

Fax: 0592-2280081 to 8010

Recipients: Chen Xiaodong

To the Cayman Company:

Address: P.O. Box 31119 Grand Pavilion，Hibiscus Way，802 West Bay Road，KY1-1205，Cayman Islands

Fax: 0571-86772705

Recipient: Lin Shihua

To the target company:

Address: room 901, building 3, Bianda building, 393 Guangda Road, Taijiang District, Fuzhou City, Fujian Province

Fax: 0591-87377777

Recipient: Lin Shihua

To Blue Hat:

Address: room 402, 4th floor, industrial design center, Longshan Cultural and Creative Industrial Park, 84 Longshan South Road, Siming District, Xiamen City

Fax: 0592-2280081 to 8010

Recipients: Chen Xiaodong

18.2	In the absence of evidence of earlier arrival, any notice shall take effect from the time it is deemed to have been delivered under clause 18.3.

18.3	Subject to Clause 18.4, a notice shall be deemed to have been delivered when:

18.3.1	A notice left at the address of the recipients shall be deemed to be the evidence that the notice have been delivered to that address at the time on the notice;

18.3.2	A notice delivered by mail shall be deemed to have been delivered on the third (3rd) day after posting (or the seventh (7th) day if the letter is sent from or sent to an address outside the domain of People's Republic of China); and

18.3.3	A notice delivered by fax shall be deemed to have been delivered when the fax machine sending the fax has made a transmission report indicating that the fax has been sent in full to the fax number of the recipient.

18.4	A notice delivered or deemed to be delivered under Clause 18.3 after 5:00 p.m. on a non-working day or a working day according to the local time of the place of service shall be deemed to have been delivered on the next following working day.

18.5	Each party promises to notify all other parties in the manner specified in this article if the address set forth in this Agreement is no longer suitable as the address for delivery.

19.	Applicable Law and Dispute Resolution

19.1	This Agreement is governed by and interpreted in accordance with the laws of China, however, for the part that involves the Cayman company law and the U.S. law that the listed company should comply with, it shall be interpreted in accordance with the local laws.

19.2	Any dispute, difference or claim arising out of or related to this Agreement, including its validity, invalidity, breach of contract or termination, shall be submitted to the Shanghai International Arbitration Center (SHIAC) in accordance with the arbitration rules in force at the time of the notice of arbitration issued by SHIAC, and finally settled by arbitration in SHIAC exclusively in accordance with the rules, and the following provisions shall apply:

19.2.1	Language. This Agreement is written in Chinese. English version is for reference only. All arbitration proceedings shall be carried out in Chinese.

19.2.2	Three arbitrators. There will be three (3) arbitrators.

19.2.3	The arbitration award is binding. It shall be final and binding on all parties without appeal.

19.2.4	Fees.The arbitrators shall decide in the arbitration award which party (or parties) shall bear the arbitration fees, including legal fees.

Attachment I Details of the Target Company

Company name: Fujian Roar Game Technology Co., Ltd

Company form: limited liability company (invested or controlled by natural person)

Registered address: room 901, building 3, Bianda building, 393 Guangda Road, Taijiang District, Fuzhou City, Fujian Province

Registered capital: RMB 20 million

Paid capital: RMB 0.000

Business scope: application software development; basic software development; animation design; game design and production; investment in information transmission, software and information technology service industry; investment in leasing and business service industry; investment in scientific research and technical service; investment in culture, sports and entertainment industry; venture capital business as entrusted by other venture capital enterprises or individuals; venture capital consulting business; providing entrepreneurial management services for start-up enterprises; network and information security software development; software operation and maintenance services; general application system of AI; Internet of things technical services; wholesale of computers, software and auxiliary equipment; sales of network and information security hardware; wholesale of other communication equipment; Internet domain name registration service; repair of computer and auxiliary equipment; investment consulting service (excluding securities, futures and insurance); corporate image planning service; advertising consulting service; design, production, agency and release of various domestic advertisements.(for items that need to be approved according to law, the business activities can only be carried out after being approved by relevant departments).

Attachment II Pre-delivery obligations

The transferors promise to the transferee that, without the written consent of the transferee or as otherwise expressly provided in this Agreement, during the period from the date of signing this Agreement to the delivery date, the transferors shall ensure that the company, the target company and its affiliated companies shall not:

1.	Revise the articles of association or any other organizational document of the company;

2.	Change the registered capital of the target company;

3.	Give or agree to give any option, acquisition or purchase right of any equity interest to the target company;

4.	Pass any resolution at a meeting of the shareholders or the board of directors (except the resolution required to comply with the terms of this Agreement); and;

5.	Declare, make or pay any dividend or other distribution;

6.	Appoint or dismiss its general manager, person in charge of finance department or other personnel with similar position as mentioned above, or any other key management personnel; or change its salary portfolio or other major terms of employment;

7.	Change the management structure of the target company;

8.	Causes leading to the increase of the target company's debt by RMB 500,000 yuan or more;

9.	Causes make the target company to incur or bear capital expenditure, obligations or liabilities of more than RMB 500,000 yuan;

10.	Change or agree to change the terms of any existing borrowing arrangements or make other borrowing arrangements (other than those arising in the normal operation of business), except for the purpose of discharging the loan required by the terms of this Agreement;

11.	Make any advance or loan or grant any credit, or cancel, exempt or transfer any of its claims outside the normal operation of business;

12.	Enter into any partnership, joint venture or other profit sharing agreement;

13.	Reach a transaction with any person other than on a fair and full price basis;

14.	Directly or indirectly acquire (whether by merger, consolidation, equity or asset acquisition or otherwise) any asset, securities, property, interest or business;

15.	Provide or invest any loan, advance or capital contribution to any other person;

16.	Establish, incur or assume any loan or guarantee, allow any loan or guarantee to exist or otherwise be liable for any loan or guarantee;

17.	Cause merger, reorganization or change of control of the target company, except for the transactions proposed in this Agreement;

18.	Dispose of the target property in any way (including but not limited to selling, transferring, leasing, donating, setting up or creating mortgage or any other encumbrance, etc.);

19.	(1) Give or increase any severance or termination fee to any director, manager or employee (or amend any existing arrangement with that person); and;(2) Increase the benefits payable under any existing severance or termination payment policies or labor agreements;(3) Enter into any employment, deferred payment or other similar agreement (or amend any such existing agreement) with any director, manager or employee;(4) Establish, adopt or modify (except as required by applicable law) any collective bargaining, award, profit distribution, savings, pension, retirement, deferred payment, remuneration, stock option, restricted stock or other benefit scheme or arrangement applicable to any director, officer or employee; Or (5) increase the payment, awards or other benefits payable to any director, manager or employee, unless otherwise expressly required by applicable law;

20.	Change accounting policies or methods, unless agreed by the auditor and required by a change in Chinese accounting standards or laws, except for the international accounting standards adopted upon the requirements of the transferee.

21.	To settle, offer or propose to settle:(1) Any litigation, investigation, arbitration, procedure or other claim involving or against it;(2) Any shareholder litigation or dispute against it or any of its managers or directors; or (3) any litigation, arbitration, proceeding or dispute related to the transactions proposed in this Agreement;

22.	Make or change any tax option, change any annual tax accounting period, adopt or change any tax accounting method, modify any tax return or submit a refund request, enter into any settlement agreement, settle any tax claim, audit or assessment, and relinquish any claim for tax refund, set off or other reduction of tax liability (except with the consent of the transferee); and;

23.	Cancel or fail to renew the policies in force at the time of signing this Agreement before the expiration date, or conduct actions or omissions that render such policies invalid or revocable;

24.	Make any proposal for the winding up or liquidation of the target company;

25.	Give consent, resolution or commitment to do any of the foregoing; and

26.	Other matters that have a substantial impact on the business and financial situation of the target company.

Attachment III Guarantees and Obligations

Part A Ownership and Capability Guarantee

1.	Ownership and Ability

1.1	Ownership of the target shares

At the time of signing this Agreement, the transferors are the legal owners of one hundred percent (100%) of the shares of the Cayman company. The transferors has the right to transfer the target shares to the transferee with all rights and obligations attached to the shares at the same time. Except as disclosed in the disclosure forms, there are no liens, mortgages, charges, preemptive rights, other burdens or third party rights attached to the shares.

1.2	Establishment

1.2.1	The transferors are duly established, organized and validly existing under the laws of its jurisdiction and has full power to conduct its business as at the date of signing this Agreement.

1.2.2	The Cayman company is a limited company legally established, validly existing and in good credit standing under the laws of the Cayman Islands.

1.2.3	The target company is a limited liability company legally established, validly existing and with good credit standing according to Chinese laws.

1.3	Power and Authorization

1.3.1	The transferors have the necessary capacity, power and authority to sign and perform this Agreement and any agreement signed in accordance with the terms of this Agreement.

1.3.2	The terms of this Agreement and any agreement signed in accordance with the terms of this Agreement constitute, in accordance with their respective terms, valid and binding obligations of the transferors and are enforceable against the transferors.

1.3.3	Except as provided in the transaction documents, the transferors are not required to obtain any consent for the execution and performance of the transaction documents.

1.4	No Violation

The signing or performance of this Agreement by the transferors shall not conflict with the following provisions:

1.4.1	The transferors' memorandum of association or articles of association, certificate of incorporation, rules or equivalent constitutional documents;

1.4.2	Any relevant law, regulation, treaty or rules; or

1.4.3	Any contractual or other obligation binding on the transferors or any of their assets.

1.5	Consent

All consents, permits, authorizations, approvals and permits of third parties necessary or desirable for the execution and performance of such agreements by the transferors in accordance with the terms of this Agreement and any agreement signed under the terms of this Agreement, and all authorizations, registrations, declarations and filings to any governmental department, commission, agency or other organization having jurisdiction over the transferors, have been obtained unconditionally in writing and disclosed in writing to the transferee.

1.6	Legal Proceedings

No situations as follows:

1.6.1	Any pending judgment, order, injunction or award made by any governmental department or arbitral tribunal that against or affecting the transferors or their subsidiaries;

1.6.2	Litigation, legal action or proceedings, pending or known to the transferor as possible that against or affect the transferor or any of their subsidiaries; or

1.6.3	Investigations led by any government department, pending or known to the transferor as possible that against or affect the transferor or any of their subsidiaries.

And legal proceedings that cause or may cause a material adverse change in the ability of the transferors to perform the obligations under this Agreement and/or any agreement signed under the terms of this Agreement in each of the above situations.

1.7	Solvency

There is no order, application or meeting for the purpose of dismissing the transferors or appointing any provisional liquidator (or the similar role in the jurisdiction in which it is established) (or the procedure under which the business will be terminated and the assets of the company in question will be distributed among creditors and / or shareholders or other contributors); and; There are no cases or proceedings in the relevant jurisdiction based on any applicable bankruptcy, reorganization or similar situations, and there are no events under applicable law that justify any of the above cases or proceedings.

Part B General Guarantee of the Target Company

2.	Organization and Business of the Target Company

2.1	Target company

The details of the target company listed in attachment I are accurate and complete.

2.2	Articles of Association

The copies of the articles of association of the target company and its affiliated companies delivered to the transferee are true and complete, and the target company and its affiliated companies have complied with all the provisions in the articles of association.

2.3	Compliance

2.3.1	The target company, its affiliated companies and their senior officers comply with all relevant laws and regulations related to the business operation of the target company and its affiliated companies, and the target company and its affiliated companies have met all legal requirements related to their establishment and existence.

2.3.2	All previous equity transfers of the target company and its affiliated companies have met all relevant legal and procedural requirements such as asset appraisal.

2.4	Registered Capital

The registered capital of the target company and its affiliated companies have been fully paid, and there is no withdrawal of capital in any form or in disguised form.

2.5	License, Permission or Consent

The target company and its affiliated companies have obtained all valid licenses, permits or consents necessary for carrying out business activities, and have not suffered any administrative penalty for conducting business without obtaining the aforesaid licenses, permits or consents, and the transferors are not aware of any situations indicating that any such license, permit or consent may be withdrawn or not renewed in the normal course of business.

2.6	No Branches or Affiliated Agencies

The target company and its affiliated companies do not have any branches or affiliated agencies in China or other places. The target company and its affiliated companies have not signed any long-term investment or cooperation agreement with any person, purchased or intend to purchase or have any obligation to purchase any equity, shares or other property interests of any person, or invested in other entities in any other way.

2.7	Registration and Archival Filing

The target company and its affiliated companies have completed all the filing and registration procedures including those of industrial and commercial department, and fully comply with relevant laws and regulations. The legal books of the target company and its affiliated companies filed with the registration authority have been properly updated to record the latest information, and the information shown in the materials has covered all the true, accurate and no-misleading information without omission of the target company and its affiliated companies in the relevant fields.

2.8	Authorization

The target company and its affiliated companies have not explicitly or implicitly provided any unfinished or still valid authorization or authorization of other kind to any person to sign any agreement or engage in any act on behalf of the target company and affiliated companies, but the employees have the right to sign regular transaction contracts in the course of performing their normal duties.

2.9	Government Subsidies

The target company and its affiliated companies have met the conditions for government subsidies and preferential treatment granted to them, and as far as the transferors concern, there is no such subsidy and preferential treatment that will be revoked.

3.	Statement and Finance

3.1	General Provisions

Statement:

3.1.1	Has been prepared in accordance with Chinese accounting standards;

3.1.2	Truly and fairly reflects the assets and liabilities of the target company's affairs on the base date, as well as its profits or losses in the accounting reference period from the establishment date to the base date;

3.1.3	As of the statement date, the statement made appropriate reserve fund for all actual liabilities, disclosed all contingent liabilities, and made reserve fund for all bad and doubtful debts that could reasonably be considered sufficient; and

3.1.4	Not be affected by any unusual or unconventional matters.

3.2	Taxation

The statement has set aside or provided reserve fund for all taxes and fees that the target company and its affiliated companies are or should be responsible for or may be responsible for in respect of the relevant projects, including income, turnover, profit, gain, income, gift or subsidy (calculated for tax purposes) generated or accrued or deemed to have been generated or accrued on or before the statement date or management statement date, and any transaction executed or deemed to have been executed on or before the statement date or management statement date. The statement has save reserve fund for all deferred taxes in accordance with Chinese accounting standards.

3.3	Financing

Except those disclosed in writing, the target company and its affiliated companies have not obtained financial financing from any financial institutions or third parties.

3.4	Guarantee

Except as disclosed in writing, the target company and its affiliated companies have no outstanding guarantee, pledge or other guarantee obligations or interests (whether legally binding or not).

3.5	No Undisclosed Debt

Except for (i) liabilities disclosed or accrued in the statements; (ii) non material liabilities incurred in the ordinary course of business since the statement date; (iii) liabilities disclosed in other parts of this Agreement, there are no actual or contingent liabilities of the target company and its affiliated companies on the day of signing this Agreement.

3.6	Related Party Transactions

Except as disclosed in writing, there is no agreement or arrangement (whether legally enforceable or not) in which the target company is one party and the transferors or any of the related parties or the directors or managers of the transferors or any of its related parties or any person associated with the target company is the other party at the delivery.

3.7	No Special Events

The profits or losses shown in the accounts have not been significantly affected by any special event or circumstance or any other factors (except those specifically disclosed in the accounts) and become abnormally high or abnormally low accordingly.

4.	Business Arrangements and Behaviour

4.1	Important Contracts

Except for the contracts that have been disclosed in writing, the target company and its affiliated company do not have unfinished:

4.1.1	Guarantee, compensation guarantee, guarantee contract, or the contract in which the target company is a party providing guarantee for the obligations of others;

4.1.2	Contracts, transactions, arrangements, understandings or obligations that are not based solely on normal trading terms;

4.1.3	Any joint venture, consortium or partnership agreement or arrangement to which the target company and / or its affiliated companies are a party;

4.1.4	The call option or similar agreement or arrangement that may affect or restrict the assets owned or used by the target company and its affiliated companies;

4.1.5	Contracts restricting the normal business activities of the target company and its affiliated companies, or contracts that cause a material adverse change to the business or assets of the target company or its affiliated companies; or

4.1.6	Any responsibility, obligation or commitment (including capital commitment) undertaken by the target company or its affiliated companies, and:

(A)	Cannot be fully performed within [three (3) months] from the date of signing this Agreement;

(B)	Not arise in the ordinary course of business; or

(C)	Have or may have a significant impact on the target company or its affiliated companies.

4.2	Comply with the Agreement

4.2.1	Except as disclosed in writing, all contracts, leases, licenses, franchises and agreements of whatever nature to which the target company or its affiliated companies are a party are valid, binding and enforceable against all parties, with their terms been complied with by the target company and relevant parties without any violation.

4.2.2	There is no cause to rescind, void or refuse to perform any such contracts, leases, rent, license, concession or agreement, and no notice of termination or notice of intention to terminate has been received.

4.2.3	All contracts, leases, permits and agreements to which the target company or its affiliated companies are a party are legal under any law, regulation of any jurisdiction in which it is incorporated or any other applicable law.

5.	Assets

5.1	Intellectual Property

Except as disclosed in writing (see attachment VI), the target company and its affiliated companies do not enjoy any other intellectual property rights (including copyright, patent right, design, trademark right, domain name, trade name, logo, etc.), and there is no other license or authorization of intellectual property obtained from any third party, and there is no dispute with any third party on intellectual property.

5.2	Fixed Assets

All fixed assets of the target company or its affiliated companies are owned by themselves, and there is mortgage, pledge, lien and other guarantees or situations such as freezing, sealing up, detaining, leasing, etc.; meanwhile, the relevant purchase contract has been legally and completely performed, and there is no dispute occurred.

5.3	Control of Records and Information

All records and information belonging to the target company (whether kept in writing or not) are in the exclusive possession and direct control of the target company or its affiliated companies, and the target company or its affiliated companies have unrestricted access to these records and information.

6.	Litigation and Breach of Contract

6.1	Legal Proceedings

Except as disclosed in writing, the target company or its affiliated companies have not participated in or proposed to participate in any litigation, arbitration, prosecution or other legal proceedings, and there is no ongoing, pending or possible claim or action (whether criminal or civil) against the target company, any of its assets or any of its directors, and there is no claim or litigation that makes the target company liable to compensate any party involved.

6.2	No Illegality

No act or omission by the target company or its affiliated companies or its senior officers or employees constitutes:

6.2.1	Any criminal or illegal act related to the business of the target company or its affiliated companies;

6.2.2	Breach of duty relating to the business or affairs of the target company or its affiliated companies; or

6.2.3	The breach of contractual obligations or legal liabilities or the occurrence of infringement that gives the third party the right to terminate the contract to which the target company or its affiliated companies is a party, or make the relevant parties claim damages to the target company or its affiliated companies, or cause the target company or its affiliated companies to be punished by injunction.

6.3	No Default by Other Parties

The contracting parties that have signed any contract with the target company or its affiliated companies have not breached the contract, and there is no situation that may lead to the breach of contract.

6.4	Investigation

There are no ongoing or potential government or officials investigations or inquiries involving the target company or its affiliated companies, neither circumstances that may give rise to any such investigation or inquiry.

7.	Insurance

The target company or its affiliated companies have not signed any policies or purchased any insurance. There are no outstanding insurance claims so far.

8.	Labor and Personnel

8.1	Disclosure of Important Information

8.1.1	All material facts and matters (including but not limited to their respective salaries, ages, years of service, terms and conditions of employment, welfare policies and any other agreements or arrangements concerning their employment) concerning all current employees of the target company or its affiliated companies and the employment of such employees have been disclosed to the transferee.

8.1.2	All material facts and matters of all collective agreements, arrangements or other commitments with any labor union, trade union or other organization representing the employees of the company have been disclosed to the transferee.

8.1.3	The target company or its affiliated companies have not issued any outstanding offer of employment to any person.

8.2	Stability of Key Positions

The transferors and the actual controller of the target company promise to guarantee that the positions of the core technical personnel and key personnel will not change significantly during the VAM period as agreed in this Agreement (see attachment 7 for the list of core technical personnel and key personnel), except for the change made by the transferee according to this Agreement.

"Significant change" refers to the change of more than 3 positions (including 3) in a year.

8.3	Compliance

8.3.1	All employees of the target company or its affiliated companies have signed a written labor contract. Among them, the labor contract of key personnel (set according to the list of senior management personnel, core technical personnel, key post personnel, etc.) in the company's organizational structure shall contain non-competitive clauses and confidentiality clauses (and such non-competitive and confidentiality obligations shall last for 24 months after the key personnel no longer have direct or indirect interest relationship with the target company or its affiliated companies).

8.3.2	The target company or its affiliated companies have promptly (i) withheld and paid to the government departments all amounts withheld and paid by the target company for any employee under applicable laws and contracts, including all personal income taxes, social insurance and housing provident fund payable by such employees;(ii) make full payment to the relevant government departments of all payments required under applicable laws and contracts, including payment of social insurance and housing provident fund payable by the target company or its affiliated companies; and (iii) pay employees in full all amounts under applicable laws and contracts, including all wages, overtime pay, bonuses, benefits, severance compensation and other compensation payable to such employees.

8.3.3	The target company or its affiliated companies has complied with all obligations to the employees and former employees, whether under its terms of employment or applicable law. The target company or its affiliated companies have not or will be liable for any legal liability arising from the breach of any labor contract with any of their employees, including severance pay, compensation for wrongful or unfair dismissal or compensation arising from non-compliance with any reinstatement or re-employment order of any employee. The target company or its affiliated companies have not paid or agreed to make any payment or offered or agreed to provide any benefit to any current or former employee of them or their direct relatives in connection with the actual or proposed termination or suspension of employment or the amendment of any relevant labor contract, and the target company or its affiliated companies shall have no liability to make any such payments or provide any such benefits.

8.4	Welfare and Reward

8.4.1	Except as disclosed in writing, the target company or its affiliated companies have not entered into (i) any agreement or arrangement to pay (other than salary) to or for its directors or employees, or (ii) cause the company to increase the payment, pay bonus, incentive payment, reward in-kind or payment under dividend plan under any agreement to or for the employees at any time in the future.

8.5	Labor Disputes and Claims

8.5.1	The target company or its affiliated companies have not had any strike, work stoppage or other labor disputes or negotiated with any trade union or other similar body representing the employees or former employees of the target company or its affiliated companies for material claims, and there are no circumstances currently likely to lead to the above events.

8.5.2	The target company or its affiliated companies do not assume any outstanding liability for accidents, injuries or illnesses of employees (whether or not related to work).

9.	Compliance with Laws and Permits

9.1	Compliance with Laws

9.1.1	Except as disclosed in writing, the target company or its affiliated companies have carried out their business, operations and other activities and held all of their assets in compliance with applicable laws without any violation. There have been and are no order, decree, award or judgment made by any investigations, disciplinary proceedings, inquiries or investigations from any court, tribunal, arbitrator, government agency or regulatory body which have not been concluded or are expected to be made against the target company or its affiliated companies (or any person whose conduct or default may cause the target company or its affiliated companies to be liable on his or her behalf) .The target company or its affiliated companies have not received any notice or other letter from any court, tribunal, arbitrator, government agency or regulatory authority regarding its alleged, actual or potential violation and / or non-compliance with any applicable law or requiring it to take or not take any action.

9.1.2	The completion of this transaction will not (i) result in any violation of any provisions of the articles of association and other organizational documents of the target company or its affiliated companies; (ii) conflict with any applicable laws; (iii) result in any violation of the provisions of the articles of association of the target company or its affiliated companies, or cause any termination, discharge or advance of any right or obligation of the target company or its affiliated companies under any term of any contract,or result in any loss of any interest of the target company or its affiliated companies under any term of any contract, or any increase in the interest rate currently in force in respect of any debt of the target company or its affiliated companies; (iv) result in any encumbrance on any property or asset of the target company or its affiliated companies.

9.2	Permission and Consent

All consents which are necessary or appropriate for the legal establishment of the target company and its affiliated companies, and for them to engage in the current, previous and future planned business, operation and other activities, have been effectively obtained, which are not subject to harsh conditions, have full force and effect, do not include any conditions that will hinder the target company or its affiliated companies of the normal and routine business operations, and have been and are being complied with. There are no pending or foreseeable investigations, inquiries or legal proceedings which may result in the suspension, revocation, modification or withdrawal of any consent. No consent has been breached by the target company or its affiliated companies, and no consent may be suspended, revoked, refused, modified or abolished or have its renewal refused.

9.3	No Power of Attorney

The target company or its affiliated companies has not granted any power of attorney or similar authorization (express, implied or apparent) to any person to enter into any material contract or commission or take any significant action on behalf of the target company or its affiliated companies, and such power of attorney or authorization shall remain in force.

10.	Other Matters

10.1	Bankruptcy

No relevant institutions have made the order of dissolution of the target company, the resolution to dissolve the target company or its affiliated companies has not be approved, no one proposed the dissolution of the target company, and the relevant parties did not hold a meeting to discuss the dissolution of the target company.

10.2	Consent

All third party consents, permits, approvals and agreements necessary or required for the transferors to sign and perform this Agreement in accordance with the terms of this Agreement have been obtained unconditionally in writing and disclosed in writing to the transferee.

10.3	Important Information

All information about the company known to the transferors or available through reasonable inquiry, and all information that whether the transferee knows or not is vital to the value of the transferred equity has been disclosed to the transferee in writing.

Part C Tax Guarantee

11.	Taxes, Records and Tax Declaration

11.1	Except as disclosed in writing, the target company or its affiliated companies have paid all taxes on time in accordance with applicable laws and regulations.

11.2	The target company or its affiliated companies have submitted tax declarations and reports, issued circulars and provided materials in a timely manner in accordance with the requirements of relevant laws. All information provided and all declarations and circulars are properly prepared and accurate in all material aspects. No disputed transactions have been found, and all of the above have been accepted by relevant institutions.

11.3	The target company or its affiliated companies have not been investigated for tax evasion currently and in the past, and there are no other disputes about the recovery of taxes or duties from the company or the tax or tariff relief of the company, as well as no facts that may cause the above investigation or dispute.

11.4	No fine, penalty, surcharge or interest has been paid or required to be paid by the target company or its affiliated companies or any director or senior officer of them in respect of the relevant taxes.

11.5	The target company or its affiliated companies fully comply with any withholding tax requirements relating to the payment of taxes.

11.6	Neither the target company or any of its affiliated companies is liable for taxes (whether actual or contingent), nor is it liable for interest, penalties or charges for not fully disclosing or listing any tax in the accounts.

Attachment IV Disclosure Form

By the signing date of this disclosure form, the pending major lawsuits and execution conditions of Fujian CSFC Tech Co., Ltd. are shown as follows:

1. Dispute of Financial Loan Contract between Fujian CSFC Tech Co., Ltd and Fuzhou Jin'an Sub-Branch of China Merchants Bank

In September 2013, Fuzhou CSFC Tech Co., Ltd. (refer as "CSFC") and Fuzhou Jin'an Sub-branch of China Merchants Bank Co., Ltd. (refer to "CMB Jin'an Sub-branch") signed the 2013 Xinzi No.63-0028 "Credit Agreement", this agreement stipulates that CMB Jin'an Sub-branch shall provide the cycling credit quota of RMB 5.5 million in total to CSFC, the credit period shall be 12 months, namely from September 30, 2013 to September 29, 2014. For guaranteeing that all debts of CSFC owed to Jin'an Sub-branch of China Merchants Bank under items of the "Credit Agreement" and the expenses for realizing obligatory right of Jin'an Sub-branch of China Merchants Bank can be repaid in full and on time, Zhan Jinlin and Yang Huaqiang respectively issued the "Maximum Amount Irrevocable Guarantee" to Jin'an Sub-branch of China Merchants Bank, committing to pay capital, interest, compound interest, penalty interest of all debts of CSFC owed to Jin'an Sub-branch of China Merchants Bank under items of the above-mentioned "Credit Agreement", and related expenses (including but not limited to legal fees, attorney fees, announcement fees, delivery fees, travel expenses, etc.) for realizing creditor's rights for realizing obligatory right of Jin'an Sub-branch of China Merchants Bank, bear joint guarantee liability, and guarantee liability period is two years after the expiration of the performance period of the main contract.

On October 23, 2013, Jin'an Sub-branch of China Merchants Bank and CSFC signed the Contract with No.: 2013 Liuzi No.63-0024 "Loan Contract", in the framework of the credit agreement, the "Loan Contract" stipulates that Jin'an Sub-branch of China Merchants Bank would provide loan of RMB 5.5 million to CSFC, the loan period is one year, namely from October 23, 2013 to October 23, 2014; the loan interest rate is 7.5% per annum (based on the benchmark interest rate of loans of the same grade of the People's Bank of China, the benchmark interest rate is increased by 25%), and the repayment method is to repay the loan principal in one lump sum after paying interest on a monthly basis. If CSFC fails to fulfil the repayment obligation as agreed in the contract, Jin 'an Sub-branch of China Merchants Bank has the right to charge 50% penalty interest on the loan principal based on the interest rate agreed in the contract from the overdue date according to the actual overdue days, and the interest shall be calculated once 20th day of every month. For interest that cannot be paid on time, compound interest shall be calculated according to the loan interest rate of the same period.

Jin'an Sub-branch of China Merchants Bank has issued loans to CSFC Company as agreed. However, when the loan expired, CSFC Company failed to repay the capital and interest on schedule as agreed in the contract, and Zhan Jinlin and Yang Huaqiang also did not undertake joint liability guarantee.

In 2015, Jin'an Sub-branch of China Merchants Bank filed lawsuit to Fuzhou Intermediate People's Court of Fujian Province for the above-mentioned matters, requiring CSFC, Zhan Jinlin and Yang Huaqiang to repay the capital and interest of the loan and liquidated damages.

On November 25, 2015, Fuzhou Intermediate People's Court of Fujian Province issued a judgment (Case No.: (2015) Rongminchuzi No.886), which judged that CSFC should repay the capital and interest of the loan and the liquidated damages to Jin'an Branch of China Merchants Bank, and Zhan Jinlin and Yang Huaqiang were jointly and severally liable for the payment obligations of CSFC to Jin'an Branch of China Merchants Bank within the maximum obligatory right amount of RMB 5.5 million.

On December 13, 2016, the Fuzhou Intermediate People's Court of Fujian Province issued judgement (Case No.: (2016) Min No.01 Zhi No.1373), which judged to freeze (appropriate) the bank deposit of obligations which the CSFC, Zhan Jinlin and Yang Huaqiang should fulfil; or seal up (detain, freeze or extract) its corresponding property.

On April 23, 2019, Fuzhou Intermediate People's Court of Fujian Province issued judgement, judging to terminate the execution procedure of the civil judgment (2015) Rongminchuzi No.886 made by Fuzhou Intermediate People's Court of Fujian Province. After the execution procedure is terminated, Jin'an Sub-branch of China Merchants Bank still enjoyed the right to request CSFC, Zhan Jinlin and Yang Huaqiang to continue to perform their debts.

By the signing date of this disclosure form, CSFC, Zhan Jinlin and Yang Huaqiang have not fully fulfilled their relevant debts.

The CSFC confirms that except the above cases, CSFC doesn't have other pending major lawsuits or enforced cases.

Attachment V Seal List

1. Official seal

2. Financial seal

Attachment VI List of Intellectual Property Rights

I. Trademark

1. Trademark

Serial No.	Name of Trademark	Registration No.	Trademark Owner	Category	Uses Scope	Expired Period
1		9869831	CSFC	Cat.42	Computer rental; Computer programming; Computer software design; Computer software maintenance; Computer system analysis; Computer system design; Create and maintain websites for others; Computer software consulting; Rental of network servers; Computer Software Upgrade (Deadline)	October 28, 2012 to October 27, 2022

2. The Trademark on Applying and Registering

Serial No.	Applicant	Region	Applying No.	Name of Trademark	Approved Category	Document No.	Date of Applying
1	Joy Interaction	China	39375895		Cat.9	TMZC39375895ZCSL01	July 2, 2019
2	Joy Interaction	China	39367188		Cat.35	TMZC39367188ZCSL01	July 2, 2019
3	Joy Interaction	China	39368361		Cat.42	TMZC39368361ZCSL01	July 2, 2019

2. Patent Right

Serial No.	Name of Patent	Patentee	Patent Type	Patent No.	Date of Applying	Date of Notice of Authorization
1	A 3D operation room for online games	CSFC	Model Utility	ZL201530287986.0	July 31, 2015	January 13, 2016
2	An external operating device for mobile games	CSFC	Model Utility	ZL201530287570.9	July 31, 2015	January 13, 2016
3	Multimedia glass table	CSFC	Model Utility	ZL201530287987.5	July 31, 2015	January 6, 2016
4	Movable multimedia glass table	CSFC	Model Utility	ZL201530287989.4	July 31, 2015	January 13, 2016

III. Copyright of Computer Software

1. Joy Interaction

Serial No.	Name of Software	Certificate No.	Registration No.	Method of Acquisition	Copyright Owner	Range of Rights	Date of Acquisition	Date of Finishing Development
1	Joy Game Software	RuanZhuDengZi No.1593307	2017SR008023	Original Acquisition	Joy Interaction	All Rights	January 9, 2017	November 2, 2016
2	The Rich Landlord Game Software	RuanZhuDengZi No.1818906	2017SR233622	Original Acquisition	Joy Interaction	All Rights	June 5, 2017	December 1, 2016
3	The Rich Mahjong Game Software	RuanZhuDengZi No.1824285	2017SR239001	Original Acquisition	Joy Interaction	All Rights	June 6, 2017	December 1, 2016
4	Deyouhui App Software	RuanZhuDengZi No.1824285	2017SR635641	Original Acquisition	Joy Interaction	All Rights	November 20, 2017	May 20, 2017

5	Catching Fishes Big League Game Software	RuanZhuDengZi No.2568911	2018SR239816	Original Acquisition	Joy Interaction	All Rights	April 10, 2018	March 5, 2017
6	Catching Fishes Legend Game Software	RuanZhuDengZi No.2568555	2018SR239460	Original Acquisition	Joy Interaction	All Rights	April 10, 2018	March 15, 2017
7	Catching Fishes Wuyu Game Software	RuanZhuDengZi No.2568619	2018SR239524	Original Acquisition	Joy Interaction	All Rights	April 10, 2018	March 20, 2017
8	Catching Fish Journey Game Software	RuanZhuDengZi No.2568772	2018SR239677	Original Acquisition	Joy Interaction	All Rights	April 10, 2018	March 15, 2017
9	Joy Catching Fishes Game Software	RuanZhuDengZi No.2568665	2018SR239570	Original Acquisition	Joy Interaction	All Rights	April 10, 2018	February 5, 2017
10	Catching Fishes Elf Game Software	RuanZhuDengZi No.2568493	2018SR239398	Original Acquisition	Joy Interaction	All Rights	April 10, 2018	February 25, 2017
11	Joy Landlord Game Software	RuanZhuDengZi No.2755822	2018SR426727	Original Acquisition	Joy Interaction	All Rights	June 7, 2018	January 15, 2018
12	Joy 2 on 1 Game Software	RuanZhuDengZi No.2760167	2018SR431072	Original Acquisition	Joy Interaction	All Rights	June 8, 2018	January 10, 2018
13	Joy 3 Cards Game Software	RuanZhuDengZi No.2840331	2018SR511236	Original Acquisition	Joy Interaction	All Rights	July 3, 2018	February 5, 2018
14	Joy 13 Cards Game Software	RuanZhuDengZi No.2845628	2018SR516533	Original Acquisition	Joy Interaction	All Rights	July 4, 2018	January 10, 2018
15	Joy Mahjong Game Software	RuanZhuDengZi No.2844198	2018SR515103	Original Acquisition	Joy Interaction	All Rights	July 4, 2018	January 5, 2018
16	Joy King Game Software	RuanZhuDengZi No.3201394	2018SR872299	Original Acquisition	Joy Interaction	All Rights	October 31, 2018	May 15, 2018
17	Clown Catching Fishes Game Software	RuanZhuDengZi No.3375219	2018SR1046124	Original Acquisition	Joy Interaction	All Rights	December 20, 2018	October 10, 2018
18	Hunt Fishes Legend Game Software	RuanZhuDengZi No.3369992	2018SR1040897	Original Acquisition	Joy Interaction	All Rights	December 20, 2018	April 13, 2018
19	Drunk Jianghu Game Software V1.0	RuanZhuDengZi No.E0030583	2019SRE018269	Original Acquisition	Joy Interaction	All Rights	June 18, 2019	June 17, 2019
20	Flying Immortal Game Software V1.0	RuanZhuDengZi No.E0030584	2019SRE018270	Original Acquisition	Joy Interaction	All Rights	June 21, 2019	June 19, 2019
21	Legend of troubled times Game Software V1.0	RuanZhuDengZi No.E0030589	2019SRE018275	Original Acquisition	Joy Interaction	All Rights	June 26, 2019	June 23, 2019
22	King Achievement Game Software V1.0	RuanZhuDengZi No.E0030599	2019SRE018285	Original Acquisition	Joy Interaction	All Rights	June 23, 2019	June 21, 2019
23	PENGUINS ARE BLG Game Software V1.0	RuanZhuDengZi No.E0030601	2019SRE018287	Original Acquisition	Joy Interaction	All Rights	June 23, 2019	June 20, 2019

24	The Wonder of Imperial Sword Game Software V1.0	RuanZhuDengZi No.E0030603	2019SRE018289	Original Acquisition	Joy Interaction	All Rights	June 17, 2019	June 16, 2019
25	All Citizens Have Fun Game Software V1.0	RuanZhuDengZi No.E0030609	2019SRE018295	Original Acquisition	Joy Interaction	All Rights	June 12, 2019	June 11, 2019
26	Trump Card Game Software V1.0	RuanZhuDengZi No.E0030613	2019SRE018299	Original Acquisition	Joy Interaction	All Rights	June 25, 2019	June 22, 2019
27	Power Dominate the World Game Software V1.0	RuanZhuDengZi No.E0030613	2019SRE018304	Original Acquisition	Joy Interaction	All Rights	June 22, 2019	June 21, 2019
28	Catching Fishes Everyday Game Software V1.0	RuanZhuDengZi No.E0030624	2019SRE018310	Original Acquisition	Joy Interaction	All Rights	June 20, 2019	June 18, 2019

2. CSFC

Serial No.	Name of Software	Certificate No.	Registration No.	Method of acquisition	Copyright Owner	Range of Rights	Date of Acquisition	Date of Finishing Development
1	Catching Fishes Carnival Game Software	RuanZhuDengZi No.3375167	2018SR1046072	Original Acquisition	CSFC	All Rights	December 20, 2018	September 20, 2019
2	Huifen Landlord Game Software	RuanZhuDengZi No.3375961	2018SR1046866	Original Acquisition	CSFC	All Rights	December 20, 2018	May 18, 2018
3	Master of Hunting Fishes Game Software	RuanZhuDengZi No.3376446	2018SR1047351	Original Acquisition	CSFC	All Rights	December 20, 2018	May 10, 2018
4	Multi-Fun Mahjong Games Software	RuanZhuDengZi No.3375907	2018SR1046812	Original Acquisition	CSFC	All Rights	December 20, 2018	June 8, 2018
5	The Rich Texas Hold'em Game Software	RuanZhuDengZi No.1418960	2016SR240343	Original Acquisition	CSFC	All Rights	August 30, 2016	July 8, 2016
6	Caching Fishes Idol 10000 Cannon Version Game Software	RuanZhuDengZi No.1307364	2016SR128747	Original Acquisition	CSFC	All Rights	June 2, 2016	January 1, 2016
7	Campus Information Management System	RuanZhuDengZi No.0480930	2012SR112894	Original Acquisition	CSFC	All Rights	August 1, 2012	November 23, 2012
8	CSFC Small Amount Credit Management System of Enterprises	RuanZhuDengZi No.0491882	2012SR123846	Original Acquisition	CSFC	All Rights	October 22, 2012	December 13, 2012
9	CSFC Customer Data Management System	RuanZhuDengZi No.0491879	2012SR123843	Original Acquisition	CSFC	All Rights	December 13, 2012	October 23, 2012

10	CSFC Government Automation Office System	RuanZhuDengZi No.0506050	2013SR000288	Original Acquisition	CSFC	All Rights	January 14, 2013	October 23, 2012
11	Small Amount Credit Management System of Person	RuanZhuDengZi No.0516847	2013SR011085	Original Acquisition	CSFC	All Rights	February 1, 2013	October 22, 2012
12	PC csfc shopping rebate 30310 System	RuanZhuDengZi No.0543999	2013SR038237	Original Acquisition	CSFC	All Rights	April 26, 2013	February 6, 2013
13	PC csfc witkey 30314 System	RuanZhuDengZi No.0543898	2013SR038136	Original Acquisition	CSFC	All Rights	April 26, 2013	February 22, 2013
14	PC csfc group buying 30313 System	RuanZhuDengZi No.0543988	2013SR038226	Original Acquisition	CSFC	All Rights	April 26, 2013	February 7, 2013
15	PC csfc personnel recruitment 30311 System	RuanZhuDengZi No.0543895	2013SR038133	Original Acquisition	CSFC	All Rights	April 26, 2013	February 13, 2013
16	PC csfc shopping share 30312 System	RuanZhuDengZi No.0543976	2013SR038214	Original Acquisition	CSFC	All Rights	April 26, 2013	February 17, 2013
17	Operation Control System Of Vacuum Toilet	RuanZhuDengZi No.0567978	2013SR062216	Original Acquisition	CSFC	All Rights	June 25, 2013	March 1, 2013
18	CSFC Car Sales ERP Invoicing 40116 System	RuanZhuDengZi No.0699710	2014SR030466	Original Acquisition	CSFC	All Rights	March 13, 2014	December 8, 2013
19	CSFC Richpark Game 40118 System	RuanZhuDengZi No.0699708	2014SRE030464	Original Acquisition	CSFC	All Rights	March 13, 2014	January 1, 2014
20	CSFC Crazy Bull Game 40119 System	RuanZhuDengZi No.0699809	2014SRE030565	Original Acquisition	CSFC	All Rights	March 13, 2014	January 3, 2014
21	CSFC Drug Invoicing 40117 System	RuanZhuDengZi No.0699705	2014SRE030461	Original Acquisition	CSFC	All Rights	March 13, 2014	December 13, 2013
22	Dragon Kings of 4 Seas Game Software V1.0	RuanZhuDengZi No.1222301	2016SR043684	Original Acquisition	CSFC	All Rights	March 3, 2016	November 28, 2015
23	The Rich Bull Game Software	RuanZhuDengZi No.1247566	2016SR068949	Original Acquisition	CSFC	All Rights	April 6, 2016	November 28, 2015
24	Catching Fishes 10000 Cannons Version Game Software	RuanZhuDengZi No.1307792	2016SR129175	Original Acquisition	CSFC	All Rights	June 2, 2016	January 1, 2016
25	Catching Fishes War of King Game Software	RuanZhuDengZi No.1419447	2016SR240830	Original Acquisition	CSFC	All Rights	August 30, 2016	July 6, 2016
26	Catching Fishes on Island Game Software	RuanZhuDengZi No.3375897	2018SR1046802	Original Acquisition	CSFC	All Rights	December 20, 2018	March 20, 2018
27	Joy Interaction SDK Software	RuanZhuDengZi No.2715715	2018SR386620	Original Acquisition	CSFC	All Rights	May 28, 2018	February 1, 2018

28	The Rich Arcade Game Software	RuanZhuDengZi No.1594596	2017SR009312	Original Acquisition	CSFC	All Rights	January 10, 2017	August 20, 2016
29	The Rich Win 3 Cards Game Software	RuanZhuDengZi No.1503690	2016SR325073	Original Acquisition	CSFC	All Rights	November 10, 2016	August 1, 2016
30	Sky Chop Game Software	RuanZhuDengZi No.1504455	2016SR325838	Original Acquisition	CSFC	All Rights	November 10, 2016	August 3, 2016
31	People Texas Hold'em Game Software	RuanZhuDengZi No.1414793	2016SR236176	Original Acquisition	CSFC	All Rights	August 26, 2016	July 8, 2016
32	Bull Game Software	RuanZhuDengZi No.1413722	2016SR235105	Original Acquisition	CSFC	All Rights	August 25, 2016	July 8, 2016
33	Catching Fishes 10000 Cannons OL Game Software	RuanZhuDengZi No.2113205	2017SR527921	Original Acquisition	CSFC	All Rights	September 19, 2017	January 10, 2017
34	The Rich of Catching Fish Game Software	RuanZhuDengZi No.2112552	2017SR527268	Original Acquisition	CSFC	All Rights	September 19, 2017	January 5, 2017
35	The Rich 13 Cards Game Software	RuanZhuDengZi No.1932401	2017SR347117	Original Acquisition	CSFC	All Rights	July 6, 2017	February 10, 2017
36	The Rich Chess and Card Game Software	RuanZhuDengZi No.1817077	2017SR231793	Original Acquisition	CSFC	All Rights	June 5, 2017	December 12, 2016

IV. Domain Name

1. CSFC

Serial No.	Name of Domain	Applicant	Record No
1	37103.com	CSFC	Fujian ICP 10030880号-16
2	799uc.com	CSFC	Fujian ICP 10030880号-16
3	580uc.com	CSFC	Fujian ICP 10030880号-16
4	189uc.com	CSFC	Fujian ICP 10030880号-16
5	fzcsfc.com	CSFC	Fujian ICP 10030880号-16
6	ucxk.com	CSFC	Fujian ICP 10030880号-16

2. Joy Interaction

Serial No.	Name of Domain	Applicant	Record No
1	bykow.cn	Joy Interaction	Fujian ICP 18005366号-2
2	uc71.com	Joy Interaction	Fujian ICP 18005366号-1
3	bykow.com.cn	Joy Interaction	Fujian ICP 18005366号-2
4	766w.com	Joy Interaction	Fujian ICP 10030880号-17

V. Copyrights

Serial No.	Name of Works	Registration No.	Copyright Owner	Registration Date	Date of Finishing Creation
1	Purple Cannon	MinZuoDengZi-2018-F-00045465	Joy Interaction	July 25, 2018	March 4, 2018
2	Octopus BOSS	MinZuoDengZi-2018-F-00045459	Joy Interaction	July 25, 2018	March 14, 2018
3	Bomb Fish	MinZuoDengZi-2018-F-00045461	Joy Interaction	July 25, 2018	March 14, 2018
4	Little Squid	MinZuoDengZi-2018-F-00045460	Joy Interaction	July 25, 2018	March 14, 2018
5	Little Mermaid	MinZuoDengZi-2018-F-00045458	Joy Interaction	July 25, 2018	March 14, 2018
6	Knight Cannon	MinZuoDengZi-2018-F-00045462	Joy Interaction	July 25, 2018	March 4, 2018
7	Elf Cannon	MinZuoDengZi-2018-F-00045464	Joy Interaction	July 25, 2018	March 14, 2018
8	Swordfish	MinZuoDengZi-2018-F-00045457	Joy Interaction	July 25, 2018	March 14, 2018
9	Golden Cannon	MinZuoDengZi-2018-F-00045463	Joy Interaction	July 25, 2018	March 14, 2018
10	Big Mermaid	MinZuoDengZi-2018-F-00045456	Joy Interaction	July 25, 2018	March 14, 2018
11	Frozen Tortoise	MinZuoDengZi-2018-F-00045455	Joy Interaction	July 25, 2018	March 14, 2018

VI. Publication No. of Online Game

1. CSFC

Serial No.	Name of Game	Publishing Unit	Operation Unit	Approval document No.	Publication No. of Online Game	Approval Date
1	Catching Fishes 10000 Cannons Version	Beijing Changyuan	CSFC	XinGuangChuShen (2017) No.1779	ISBN978-7-7979-5228-6	February 22, 2017
2	The Rich Bull Game Software V1.0	Beijing Changyuan	CSFC	XinGuangChuShen (2016) No.4914	ISBN978-7-7979-3451-0	December 28, 2016
3	The Rich Win 3 Cards	Beijing Changyuan	CSFC	XinGuangChuShen (2017) No.3783	ISBN978-7-7979-7109-6	May 4, 2017
4	Dragon Kings of 4 Seas Game Software V1.0	Beijing Changyuan	CSFC	XinGuangChuShen (2016) No.4531	ISBN978-7-7979-3043-7	December 15, 2016
5	Sky Chop	Beijing Changyuan	CSFC	XinGuangChuShen (2017) No.7236	ISBN978-7-7979-5228-6	August 30, 2017

2. Joy Interaction

Serial No.	Name of Game	Publishing Unit	Operation Unit	Approval document No.	Publication No. of Online Game	Approval Date
1	Catching Fishes War of King	Beijing Changyuan	Beijing Changyuan	XinGuangChuShen (2017) No.1555	ISBN978-7-7979-5111-1	February 15, 2017

Attachment VII List of Core Technical Personnel and Key Personnel

[The info of this page contains personal identification info and therefore redacted from filing pursuant to Item 601 of Regulation S-K]

Signature Page of the Agreement on Transfer of Shares and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd of Fresh Joy Entertainment Ltd

2020/11/30

JOYFUL CASTALE INTERNATIONAL LIMITED Signed By: CHIEF CHOICE GLOBAL LIMITED Signed By: Blue Hat Entertainment Technology Signed By: Fresh Joy Entertainment Ltd Signed By:

Signature Page of the Agreement on Transfer of Shares and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd of Fresh Joy Entertainment Ltd

2020/11/30

Fujian Roar Game Technology Co., Ltd Signed By: Blue Hat Entertainment Technology Co., Ltd Signed By: Lin Shihua Li Fengying Zhan Jinlin Yang Huaqiang